UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 2, 2018, Concordia International Corp. (the “Corporation”) filed, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, a Form 51-102F3 Material Change Report relating to (i) the execution of a support agreement and receipt of an interim order from the Ontario Superior Court of Justice in connection with a recapitalization transaction that would raise US$586.5 million and reduce the Corporation’s outstanding debt by approximately US$2.4 billion and (ii) certain leadership changes.
This report on Form 6-K and exhibit 99.1 hereto are hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 (Registration No. 333-205596).
In conjunction with this report the Corporation is filing the following exhibit:
Exhibit 99.1        Material Change Report dated May 7, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: May 7, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated May 7, 2018.